Exhibit 11.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Form 1-A of Treasure & Shipwreck Recovery, Inc. (formerly Beliss Corp.) as to our report dated August 16, 2019 with respect to the Balance Sheets of Treasure & Shipwreck Recovery, Inc. as of April 30, 2019 and the related Statements of Operations and Comprehensive Income, Statement of Shareholders’ Equity and Statement of Cash Flows for the year ended April 30, 2019. Our report dated August 16, 2019, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

TAAD LLP

Diamond Bar, California

June 22, 2022